UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Result of AGM'



Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions were put to the meeting and approved on a poll.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The total number of votes received for each resolution is set out below. The number of 25p ordinary shares in issue on 21 April 2006 was 804,500,023.

Resolution     Description                 For and         Against    Abstain
                                          Discretionary

Resolution 1   To receive the 2005        486,450,291      899,140   13,463,377
               report and accounts

Resolution 2   To declare a final         500,736,494       18,906       57,408
               dividend

Resolution 3   To re-elect David Bell     499,741,851      963,666      105,014

Resolution 4   To re-elect Terry Burns    498,383,097    1,797,749      465,583

Resolution 5   To re-elect Rana Talwar    498,568,951    1,780,998      457,324

Resolution 6   To reappoint Glen          499,519,461      827,651      458,645
               Moreno

Resolution 7   To reappoint David         499,480,286      685,700      482,127
               Arculus

Resolution 8   To reappoint Ken Hydon     499,655,214      674,496      474,920

Resolution 9   To approve the report on   462,097,167   22,595,989   16,111,705
               directors' remuneration

Resolution 10  To reappoint the           491,855,703    4,404,188    4,541,526
               auditors

Resolution 11  To determine the           498,673,915    1,866,060       98,009
               remuneration of the
               auditors

Resolution 12  To authorise the company   499,042,470    1,638,860      119,906
               to allot ordinary
               shares

Resolution 13  To increase the            500,270,920      271,436      253,590
               authorised share
               capital

Resolution 14  To waive the pre-emption   500,253,127      282,231      265,367
               rights

Resolution 15  To authorise the company   499,338,845    1,351,708      110,361
               to purchase its own
               shares

Resolution 16  To renew the Pearson       475,361,212   25,061,594      214,424
               Longterm Incentive Plan



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 21 April 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary